Contact

www.linkedin.com/in/kyler-cook-610015145 (LinkedIn)

Top Skills

Interpersonal Skills
Pedagogy
Performing Arts

Publications

Time's Up

Kyler Cook

English Teacher at Loy Norrix High School
Kalamazoo, Michigan, United States

Summary

Kyler is German for a quiet place to sit and think about God. My mom didn't know that, but she nailed it!

I'm a teacher, a creator, a writer, a real estate investor, and every year Jesus reveals more to me about what he wants. I just try to say yes!

95% of my brain is
Family - Faith- Creativity - Collaboration - Meaning - Showing up Early.

Education / Real Estate / Content Creation

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Experience

Twinbolt Media
Film Director
July 2021 - Present (4 years 2 months)
State College, Pennsylvania, United States

Adrian Realty Co
Real Estate Agent
June 2021 - Present (4 years 3 months)

Loy Norrix High School
English Teacher
November 2018 - Present (6 years 10 months)
Kalamazoo, Michigan

TEDx
Communication Specialist
December 2017 - Present (7 years 9 months)
Kalamazoo, Michigan

Self-employed
Contracting for Copywriting, Marketing Communications
December 2017 - Present (7 years 9 months)

Adams Outdoor Advertising
Account Executive
May 2018 - October 2018 (6 months)
Kalamazoo, Michigan

Helping to create market visibility for reputable brands across western Michigan.

Stryker
Data Analyst
August 2017 - November 2017 (4 months)

Kalamazoo Valley Community College
Instructor
January 2017 - May 2017 (5 months)
Kalamazoo, Michigan Area

John A. Logan College
Instructor of Communication
January 2014 - May 2016 (2 years 5 months)
Carterville, Illinois

Southern Illinois University, Carbondale
Instructor of Communication
August 2012 - May 2014 (1 year 10 months)
Carbondale, Illinois

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Education

Southern Illinois University, Carbondale
Master's degree, Communication and Media Studies · (2012 - 2015)

Southern Illinois University, Carbondale
Bachelor's degree, English Language and Literature/Letters · (2010 - 2012)